SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


     [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 1997

                                      OR

     [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934.

            For the transition period from _______ to ______


                         Commission file number 1-7981



                            Full title of the Plan:

             AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 1997



Audited Financial Statements

  Report of Independent Auditors.......................................     1
  Statements of Net Assets Available for Benefits  ....................     2
  Statements of Changes in Net Assets Available for Benefits  .........     6
  Notes to Financial Statements  ......................................    10


Schedules
  Assets Held for Investment  .........................................    17
  Reportable Transactions  ............................................    18
  Loans in Default.....................................................    19

                                       Report of Independent Auditors


Administrative Board
American General Employees' Thrift and Incentive Plan

We have audited the accompanying statements of net assets available for benefits of the American General Employees' Thrift and Incentive Plan (the
Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our  audits  in  accordance  with generally  accepted  auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our  audits  were performed  for  the purpose  of  forming an  opinion  on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997, reportable transactions, and loans in default for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The specific fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and specific fund information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                            ERNST & YOUNG LLP

Houston, Texas
June 19, 1998

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts

                                                    Participant Directed

                                                                     Equity
                                                Stock       Cash     Index
                                                Fund        Fund      Fund

Assets
  Investments
    American General Corporation
      common stock (3,938,492 shares) ....... $68,443     $     -   $     -
    American General Life Insurance
      Company deposit administration
      group annuity contract ................       -      83,109         -
    American General Series Portfolio
      Company - Stock Index Fund
      (637,996 shares) ......................       -           -    18,955
    Putnam OTC & Emerging Growth Fund
      (271,891 shares) ......................       -           -         -
    American General Series Portfolio
      Company - Growth Fund
      (158,542 shares) ......................       -           -         -
    Templeton Foreign Fund
      (340,576 shares) ......................       -           -         -
    Vanguard Fixed Income Securities
      Fund (140,180 shares) .................       -           -         -
    Participant notes .......................       -           -         -
    Short-term investments ..................       56        495        36
      Total investments .....................   68,499     83,604    18,991

  Receivables
    Contributions ...........................        8         20        14
    Interfund transfers .....................        -          -         -
    Other ...................................      22          34       123

      Total assets ..........................    68,529    83,658    19,128

Liabilities
  Payables
    Forfeitures .............................       -           -         -
    Excess contribution refunds .............      88         114        51
    Excess contribution forfeitures .........       -           -         -
    Interfund transfers .....................      66         413        92
    Other ...................................      22       1,774        16
      Total liabilities .....................     176       2,301       159

Net assets available for benefits ........... $68,353     $81,357   $18,969


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts

                                                    Participant  Directed

                                                                     Inter-
                                           Small-Cap      Mid-Cap   national
                                              Fund          Fund       Fund

Assets
  Investments
    American General Corporation
      common stock (3,938,492 shares) .......   $   -     $     -   $     -
    American General Life Insurance
      Company deposit administration
      group annuity contract ................       -           -         -
    American General Series Portfolio
      Company - Stock Index Fund
      (637,996 shares) ......................       -           -         -
    Putnam OTC & Emerging Growth Fund
      (271,891 shares) ......................   4,380           -         -
    American General Series Portfolio
      Company - Growth Fund
      (158,542 shares) ......................       -       3,179         -
    Templeton Foreign Fund
      (340,576 shares) ......................       -           -     3,389
    Vanguard Fixed Income Securities
      Fund (140,180 shares) .................       -           -         -
    Participant notes .......................       -           -         -
    Short-term investments ..................      22          19        19
      Total investments .....................   4,402       3,198     3,408

  Receivables
    Contributions ...........................      20          20        13
    Interfund transfers .....................      19          85       394
    Other ...................................       8           6         -

      Total assets ..........................   4,449       3,309     3,815

Liabilities
  Payables
    Forfeitures .............................       -           -         -
    Excess contribution refunds .............       8           5         7
    Excess contribution forfeitures .........       -           -         -
    Interfund transfers .....................       -           -         -
    Other ...................................      11           6         8

      Total liabilities .....................      19          11        15

Net assets available for benefits ...........  $4,430      $3,298    $3,800


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts

                                                    Participant   Directed

                                                 Bond             Participant
                                                 Fund               Notes
Assets
  Investments
    American General Corporation
      common stock (3,938,492 shares) .......    $   -               $    -
    American General Life Insurance
      Company deposit administration
      group annuity contract ................        -                    -
    American General Series Portfolio
      Company - Stock Index Fund
      (637,996 shares) ......................        -                    -
    Putnam OTC & Emerging Growth Fund
      (271,891 shares) ......................        -                    -
    American General Series Portfolio
      Company - Growth Fund
      (158,542 shares) ......................        -                    -
    Templeton Foreign Fund
      (340,576 shares) ......................        -                    -
    Vanguard Fixed Income Securities
      Fund (140,180 shares) .................    1,298                    -
    Participant notes .......................        -                3,923
    Short-term investments ..................       10                    -
      Total investments .....................    1,308                3,923

  Receivables
    Contributions ...........................        7                    -
    Interfund transfers .....................       73                    -
    Other ...................................        -                    -

      Total assets ..........................     1,388               3,923
Liabilities
  Payables
    Forfeitures .............................         -                   -
    Excess contribution refunds .............         2                   -
    Excess contribution forfeitures .........         -                   -
    Interfund transfers .....................         -                   -
    Other ...................................         4                   -
      Total liabilities .....................         6                   -
Net assets available for benefits ...........    $1,382              $3,923


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts
                                                    Non-
                                             Participant Directed
                                                   Stock
                                                   Fund               Total
Assets
  Investments
    American General Corporation
      common stock (3,938,492 shares) .......    $144,482           $212,925
    American General Life Insurance
      Company deposit administration
      group annuity contract ................           -             83,109
    American General Series Portfolio
      Company - Stock Index Fund
      (637,996 shares) ......................           -             18,955
    Putnam OTC & Emerging Growth Fund
      (271,891 shares) ......................           -              4,380
    American General Series Portfolio
      Company - Growth Fund
      (158,542 shares) ......................           -              3,179
    Templeton Foreign Fund
      (340,576 shares) ......................           -              3,389
    Vanguard Fixed Income Securities
      Fund (140,180 shares) .................           -              1,298
    Participant notes .......................           -              3,923
    Short-term investments ..................         118                775
      Total investments .....................     144,600            331,933

  Receivables
    Contributions ...........................          16                118
    Interfund transfers .....................           -                571
    Other ...................................          46                239

      Total assets ..........................     144,662            332,861

Liabilities
  Payables
    Forfeitures .............................          98                 98
    Excess contribution refunds .............         612                887
    Excess contribution forfeitures .........          82                 82
    Interfund transfers .....................           -                571
    Other ...................................           3              1,844
      Total liabilities .....................         795              3,482
Net assets available for benefits ...........    $143,867           $329,379


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1996

In thousands, except share amounts

                                                    Participant  Directed

                                                                       Asset
                                                 Stock       Cash   Allocation
                                                Fund        Fund      Fund

Assets
  Investments
    American General Corporation
      common stock (3,959,169 shares) .....    $53,016    $     -    $     -
    American General Life Insurance
      Company deposit administration
      group annuity contract ..............          -     57,606          -
    American General Series Portfolio
      Company - Timed Opportunity Fund
      (702,080 shares) ....................          -          -      8,158
    American General Series Portfolio
      Company - Stock Index Fund
      (509,096 shares).....................          -          -          -
    Putnam OTC & Emerging Growth Fund .....          -          -          -
    American General Series Portfolio
      Company - Growth Fund ...............          -          -          -
    Templeton Foreign Fund ................          -          -          -
    Vanguard Fixed Income
      Securities Fund .....................          -          -          -
    Participant notes .....................          -          -          -
    Short-term investments ................        335        603        171
      Total investments ...................     53,351     58,209      8,329

  Receivables
    Interfund transfers ...................          -      8,179          -
    Other .................................          1          2          1

      Total assets ........................     53,352     66,390      8,330

Liabilities
  Payables
    Forfeitures ...........................          -          -          -
    Excess contribution refunds ...........        180        316          -
    Excess contribution forfeitures .......          -          -          -
    Interfund transfers ...................        302          -      8,330
    Other .................................          4         14          -
      Total liabilities ...................        486        330      8,330

Net assets available for benefits .........    $52,866    $66,060     $    -


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1996

In thousands, except share amounts
                                                              Non-
                                             Participant    Participant
                                              Directed       Directed
                                               Equity
                                               Index        Stock
                                               Fund          Fund      Total

Assets
  Investments
    American General Corporation
      common stock (3,959,169 shares) .....     $    -    $108,815   $161,831
    American General Life Insurance
      Company deposit administration
      group annuity contract ..............          -           -     57,606
    American General Series Portfolio
      Company - Timed Opportunity Fund
      (702,080 shares) ....................          -           -      8,158
    American General Series Portfolio
      Company - Stock Index Fund
      (509,096 shares).....................     11,587           -     11,587
    Putnam OTC & Emerging Growth Fund .....          -           -          -
    American General Series Portfolio
      Company - Growth Fund ...............          -           -          -
    Templeton Foreign Fund ................          -           -          -
    Vanguard Fixed Income
      Securities Fund .....................          -           -          -
    Participant notes .....................          -           -          -
    Short-term investments ................        366         687      2,162
      Total investments ...................     11,953     109,502    241,344

  Receivables
    Interfund transfers ...................        453           -      8,632
    Other .................................          1           3          8

      Total assets ........................     12,407     109,505    249,984

Liabilities
  Payables
    Forfeitures ...........................          -          99         99
    Excess contribution refunds ...........         93         639      1,228
    Excess contribution forfeitures .......          -          67         67
    Interfund transfers ...................          -           -      8,632
    Other .................................          -           6         24
      Total liabilities ...................         93         811     10,050

Net assets available for benefits .........    $12,314    $108,694   $239,934


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts

                                                    Participant Directed

                                                                   Equity
                                               Stock      Cash     Index
                                               Fund       Fund      Fund

Addition to net assets
   Investment income
   Dividends ........................        $ 1,765    $    -     $   332
   Interest .........................             12     4,818           8
   Net appreciation (depreciation)
        in fair value of
        investments .................         19,943         -       4,036
        Total investment
           income (loss) ............         21,720     4,818       4,376

Contributions
   Companies' .......................              -         2           -
   Participants' ....................          4,297     7,191       2,747
     Total contributions ............          4,297     7,193       2,747

Merger of Franklin 401(k) Plan ......             -     11,147           -

Merger of Home Beneficial
  Thrift Plan .......................             -      6,259           -

     Total additions ................        26,017     29,417       7,123

Deductions from net assets
   Benefits
     American General Corporation
     common stock (40,650 shares) ...            616         -           -
   Cash .............................          3,562     6,204       1,278
   Forfeitures ......................              -         3           -
 Participant loan origination fees ..             17        19           3
       Total deductions .............          4,195     6,226       1,281

Interfund transfers .................         (6,335)   (7,894)        813

        Net increase ................          15,487    15,297      6,655

Net assets available for benefits
        Beginning of year ...........          52,866    66,060     12,314

        End of year .................         $68,353   $81,357    $18,969


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts

                                                    Participant Directed

                                                                    Inter-
                                            Small-Cap   Mid-Cap    national
                                              Fund       Fund       Fund

Addition to net assets
   Investment income
   Dividends ........................         $    -     $  52     $  280
   Interest .........................              4         3          3
   Net appreciation (depreciation)
        in fair value of
        investments .................            491       305       (294)
        Total investment
           income (loss) ............            495       360        (11)

Contributions
   Companies' .......................              -         -          -
   Participants' ....................            999       798        550
     Total contributions ............            999       798        550

Merger of Franklin 401(k) Plan ......             -          -           -
Merger of Home Beneficial
  Thrift Plan .......................             -          -           -
     Total additions ................         1,494      1,158         539

Deductions from net assets
   Benefits
     American General Corporation
     common stock (40,650 shares) ...              -         -           -
   Cash .............................            118        70          79
   Forfeitures ......................              -         -           -
 Participant loan origination fees ..              -         -           -
       Total deductions .............            118        70          79

Interfund transfers .................          3,054     2,210       3,340

        Net increase ................          4,430     3,298       3,800

Net assets available for benefits
        Beginning of year ...........              -         -           -

        End of year .................         $4,430    $3,298      $3,800


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts

                                               Participant Directed

                                               Bond                Participant
                                               Fund                   Notes

Addition to net assets
   Investment income
   Dividends ........................          $   64                 $   -
   Interest .........................               2                   120
   Net appreciation (depreciation)
     in fair value of
     investments .................                 62                     -
        Total investment
           income (loss) ............             128                   120
Contributions
   Companies' .......................               -                     -
   Participants' ....................             309                     -
     Total contributions ............             309                     -
Merger of Franklin 401(k) Plan ......              -                    112
Merger of Home Beneficial
  Thrift Plan .......................               -                     -
     Total additions ................             437                   232
Deductions from net assets
   Benefits
     American General Corporation
     common stock (40,650 shares) ...              -                     -
   Cash .............................             42                   134
   Forfeitures ......................              -                     -
 Participant loan origination fees ..              -                     -
       Total deductions .............             42                   134

Interfund transfers .................            987                 3,825

        Net increase ................          1,382                 3,923

Net assets available for benefits
        Beginning of year ...........              -                     -

        End of year .................         $1,382                $3,923


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts
                                                  Non-
                                            Participant Directed
                                                Stock
                                                Fund                 Total

Addition to net assets
   Investment income
   Dividends ........................         $ 3,725              $  6,218
   Interest .........................              26                 4,996
   Net appreciation (depreciation)
     in fair value of
     investments .................             31,740                56,283
        Total investment
           income (loss) ............          35,491                67,497
Contributions
   Companies' .......................           9,113                 9,115
   Participants' ....................               -                16,891
     Total contributions ............           9,113                26,006
Merger of Franklin 401(k) Plan ......              -                 11,259
Merger of Home Beneficial
  Thrift Plan .......................               -                 6,259
     Total additions ................          44,604               111,021
Deductions from net assets
   Benefits
     American General Corporation
     common stock (40,650 shares) ...          1,301                 1,917
   Cash .............................          7,517                19,004
   Forfeitures ......................            613                   616
 Participant loan origination fees ..              -                    39
       Total deductions .............          9,431                21,576

Interfund transfers .................              -                     -

        Net increase ................         35,173                89,445

Net assets available for benefits
        Beginning of year ...........        108,694               239,934

        End of year .................       $143,867              $329,379


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1996

In thousands, except share amounts

                                                    Participant Directed

                                                                      Asset
                                               Stock       Cash     Allocation
                                               Fund        Fund        Fund


Addition to net assets
   Investment income
   Dividends ........................        $ 1,700     $    -       $1,139
   Interest .........................             10      3,729            3
Net appreciation (depreciation)
        in fair value of
        investments .................          5,796         47         (323)
        Total investment
           income ...................          7,506      3,776          819

Contributions
   Companies' .......................              -          -            -
   Participants' ....................          4,000      6,224        1,302
     Total contributions ............          4,000      6,224        1,302
       Total additions ..............         11,506     10,000        2,121

Deductions from net assets
   Benefits
     American General Corporation
     common stock (108,178 shares) ..          1,277          -            -
   Cash .............................          1,647      5,913          714
   Forfeitures ......................              -          -            -
       Total deductions .............          2,924      5,913          714

Interfund transfers .................         (1,269)     7,895       (8,466)

        Net increase (decrease)......          7,313     11,982       (7,059)

Net assets available for benefits
        Beginning of year ...........         45,553     54,078        7,059

        End of year .................        $52,866    $66,060       $    -


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1996

In thousands, except share amounts
                                                       Non-
                                     Participant    Participant
                                      Directed       Directed
                                         Equity
                                         Index          Stock
                                          Fund          Fund           Total

Addition to net assets
   Investment income
   Dividends ........................    $  256       $  3,489         $6,584
   Interest .........................         6             21          3,769
   Net appreciation (depreciation)
        in fair value of
        investments .................     1,642         17,726         24,888
        Total investment
           income ...................     1,904         21,236         35,241

Contributions
   Companies' .......................         -          7,651          7,651
   Participants' ....................     2,259              -         13,785
     Total contributions ............     2,259          7,651         21,436
       Total additions ................   4,163         28,887         56,677

Deductions from net assets
   Benefits
     American General Corporation
     common stock (108,178 shares) ...        -          2,621          3,898
   Cash .............................       604         10,279         19,157
   Forfeitures ......................         -            558            558
       Total deductions .............       604         13,458         23,613

Interfund transfers .................     1,840              -              -

        Net increase (decrease) .....     5,399         15,429         33,064

Net assets available for benefits
        Beginning of year ...........     6,915         93,265        206,870

        End of year .................   $12,314       $108,694       $239,934





The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The American General Employees' Thrift and Incentive Plan (the Plan) financial statements are prepared in conformity with generally accepted accounting principles.

Investments in American General Corporation (American General) common stock are reported at fair value based on published market prices. Fair values of other investments are reported as follows: 1) investment in American General Life Insurance Company (American General Life) deposit administration group annuity contract, at contract value (see Note C); 2) investments in the American General Series Portfolio Company (AGSPC) Stock Index and Growth Funds, the Putnam OTC & Emerging Growth Fund, the Templeton Foreign Fund, and the Vanguard Fixed Income Securities Fund, at net asset value; and 3) short-term investments, at cost which approximates fair value. AGSPC is an open-end management investment company (mutual fund) whose investment adviser is The Variable Annuity Life Insurance Company (VALIC). VALIC and American General Life are wholly owned subsidiaries of American General.

Participant notes are recorded as plan investments at amortized values.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Interfund  transfers  are  recorded   at  the  market  value  of   the  amount
transferred.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities, and (3) the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan offered to eligible employees of American General and certain of its subsidiaries (the Companies). Salaried and certain regular employees are eligible to participate in the Plan upon the earlier of completion of one year of service or attainment of age thirty-five. Non-salaried employees who have completed one thousand hours of service in one service year and have attained age twenty-one are eligible to participate in the Plan. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

Substantially all of the costs of administering the Plan are paid by the Companies.

The Plan's investments are held in a bank-administered trust fund.

Investment Options

Participants may direct their employee contributions in one of seven funds or a combination of each fund. These funds, designated on the financial statements as participant directed, invest in: 1) shares of American General common stock (Stock Fund); 2) a deposit administration group annuity contract issued by American General Life (Cash Fund); 3) shares of the AGSPC Stock Index Fund (Equity Index Fund); 4) shares of the Putnam OTC & Emerging Growth Fund (Small-Cap Fund); 5) shares of the AGSPC Growth Fund (Mid-Cap Fund); 6) shares of the Templeton Foreign Fund (International Fund); and 7) shares of the Vanguard Fixed Income Fund (Bond Fund). The AGSPC Timed Opportunity Fund (Asset Allocation Fund) was liquidated at December 31, 1996 and is no longer available as an investment option. The Companies' contributions are invested solely in the non-participant directed portion of the Stock Fund; however, participants age 60 or older can direct the investment of their employer matching contributions into any of the available funds.

Amounts which have not yet been used to purchase investments in either the Stock, Cash, Equity Index, Small-Cap, Mid-Cap, International, or Bond Funds are temporarily invested in short-term investments. Income from these short-term investments is allocated to Plan participants based on current contribu-tions.

Contributions

Employees who elect to participate may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to ten percent of base pay, subject to the contribution limitations discussed below. The Companies contribute an amount ranging from 50 percent to 100 percent of the employee's basic contribution as determined annually by the Personnel Committee of the American General Board of Direc-tors. The Companies contributed 75 percent of the employee's basic contribution during 1997 and 1996.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds, no more than once each month. All changes except transfers are effective on the first day of the first pay period of each month. Transfers are effective on the last business day of the month the request is received.

Contribution Limitations

For 1997 and 1996, the total amount of participant pretax contributions is limited to $9,500. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1997 and 1996, the total amount of base pay that can be used in determining contributions under the Plan is $160,000 and $150,000, respectively.

ERISA and the IRC provide that qualified plans, such as the American General Employees' Thrift and Incentive Plan, cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals may be required to receive refunds of any contributions in excess of the IRC Sections 401(k) and (m) limits and all earnings attributable to such contributions. Contributions from highly compensated individuals are limited to 6 percent of base pay.

Amounts in excess of the limits discussed above are designated on the state-ment of net assets as "Payables - Excess contribution refunds" and were refunded within 2-1/2 months of the Plan's year end. "Payables - Excess contribution forfeitures" represent the nonvested excess contributions of the Companies and are available to reduce future company contributions.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of Plan earnings. Allocations of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the particip-ant's vested account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Participants obtain a vested interest in the Companies' contribu-tions and the earnings thereon at the rate of two percent per month of plan participation after one year of service. In addition, participants will become 100 percent vested in the Companies' contributions upon their retirement, attainment of age 65, total disability, or death.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and nonvested, of the account exceeds $3,500 and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account. For years beginning after December 31, 1996, distributions must begin by April 1 of the calendar year following the later of either the calendar year in which the employee reaches age 70-1/2, or the calendar year in which the employee retires.

Participants Loans Receivable

Beginning on January 1, 1997, participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.
Forfeitures

Participants terminating employment forfeit their nonvested interest in the Companies' contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce the Companies' future contributions. Participants who terminate and are reemployed with a participating company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts, subject to certain provisions as stated in the Plan document.

Plan Members

At December 31, 1997, 7,097 active employees were contributing to the Plan.


NOTE C--INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan maintains an investment contract with American General Life, a wholly owned subsidiary of American General. The deposit administration group annuity contract is valued at contract value, which approximates fair value, and represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits. The guaranteed minimum rate of the contract is reset annually by American General Life, effective the first full pay period in April.

The contract had a guaranteed minimum rate of 6.00% from April 13, 1996 through April 11, 1997; effective April 12, 1997, the rate changed to 6.25%, and will remain at 6.25% through April 10, 1999. Any earnings in excess of the guaranteed minimum rate are credited to the participants.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE C--INVESTMENT CONTRACT WITH INSURANCE COMPANY--Continued

The effective  earned yield is  calculated based  on the calendar  year.   The
effective earned yield of the investment contract for 1997 and 1996 was 6.47% and 6.87%, respectively.


NOTE D--PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE E--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

  At December 31,

  In thousands

                                                          1997         1996
  Net assets available for benefits
    per the financial statements .....................  $329,379     $239,934
  Benefits payable to withdrawing participants .......    (2,452)      (1,683)
    Net assets available for benefits per Form 5500 ..  $326,927     $238,251


The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

  In thousands
                                                              Year Ended
                                                           December 31, 1997

  Benefits paid to participants per the
    financial statements
      American General Corporation common stock ......         $ 1,917
      Cash ...........................................          19,004
        Total benefits paid to participants per the
          financial statements .......................          20,921
  Benefits payable to withdrawing participants at
    year end .........................................           2,452
  Benefits payable to withdrawing participants
    at beginning of year .............................          (1,683)
        Benefits paid to participants per Form 5500 ..         $21,690

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE F--FEDERAL INCOME TAXES

Based on a favorable determination letter dated August 3, 1995, the Internal Revenue Service has ruled that the Plan, as restated and amended, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan's administrators believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE G--PLAN MERGERS

On January 1, 1997, the Franklin Life Insurance Company Employees' 401(k) Retirement Plan (the Franklin 401(k) Plan) was merged into the Plan. Assets from the Franklin 401(k) Plan totaling approximately $11.3 million were transferred to the Plan's trust. This plan merger was the result of the acquisition of The Franklin Life Insurance Company, made by American General through one of its wholly owned subsidiaries on January 31, 1995. Participants of the Franklin 401(k) Plan became eligible to participate in the Plan on January 1, 1997.

Effective October 1, 1997, the Home Beneficial Thrift Plan was split into two identical plans: one covering home office and field clerical employees and the other covering agents. The Home Beneficial Thrift Plan covering home office and field clerical employees was merged into the Plan, and assets totaling approximately $6.3 million were transferred to the Plan's trust. This plan merger was the result of the acquisition of Home Beneficial Corporation, made by American General through one of its wholly owned subsidiaries on April 16, 1997. Participants of the Home Beneficial Thrift Plan became eligible to participate in the Plan on October 1, 1997.


NOTE H--YEAR 2000 ISSUE (UNAUDITED)

American General has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. American General currently expects the project to be substantially complete by December 31, 1998, and does not expect this project to have a significant effect on Plan operations.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE I--SUBSEQUENT EVENTS

Effective January 1, 1998, the USLIFE Corporation Employee Savings and Investment Plan (USLIFE SIP) was merged into the Plan. Assets totaling approximately $86 million, which includes 775,806 shares of American General Corporation common stock, were transferred to the Plan's trust in January
1998. This plan merger was the result of the acquisition of USLIFE Corporation, made by American General through one of its wholly owned subsidiaries on June 17, 1997. Participants of the USLIFE SIP are eligible to participate in the Plan as of January 1, 1998.

Effective March 1, 1998, the Western National Corporation Employees' 401(k) Retirement Plan (the WesternSave Plan) was merged into the Plan. Assets totaling approximately $5.9 million, which includes 32,841 shares of American General Corporation common stock, were transferred to the Plan's trust in March 1998. The plan merger was the result of American General completing the acquisition of Western National Corporation on February 25, 1998. Participants of the WesternSave Plan are eligible to participate in the Plan as of February 28, 1998.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

ASSETS HELD FOR INVESTMENT

AT DECEMBER 31, 1997


In thousands, except share amounts

                                                                       Fair
        Issuer                      Description             Cost       Value

American General             3,938,492 shares of         $ 98,620   $212,925
  Corporation*                 common stock

American General Life        Deposit administration        83,109     83,109
  Insurance Company*           group annuity contract

American General Series      637,996 shares of AGSPC       12,240     18,955
  Portfolio Company*           Stock Index Fund

Putnam                       271,891 shares of Putnam OTC   3,890      4,380
                               & Emerging Growth Fund

American General Series      158,542 shares of AGSPC        2,875      3,179
  Portfolio Company*           Growth Fund

Templeton                    340,576 shares of Templeton    3,682      3,389
                               Foreign Fund

Vanguard                     140,180 shares of Vanguard     1,237      1,298
                               Fixed Income Securities
                               Fund

Participant Notes*           Loans issued at interest           -      3,923
                               rates between 9.00%
                               and 11.25%

State Street Bank            Short-term investments
  & Trust Company*             in money-market fund           775        775

                                                         $206,428   $331,933



*Party in interest

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

REPORTABLE TRANSACTIONS (A)

FOR THE YEAR ENDED DECEMBER 31, 1997


In thousands, except share amounts and transaction counts

                                                                   Amount of
 Party Involved                       Description                 Transaction

Category (iii) - Series of transactions in excess of 5% of Plan assets


State Street Bank        Purchases of short-term investments in     $41,843
  & Trust Company          721 transactions

State Street Bank        Sales of short-term investments in          43,230
  & Trust Company          335 transactions

(B)                      Purchases of American General Life          36,153
                           Insurance Company deposit
                           administration group annuity
                           contract in 30 transactions

(B)                      Sales of American General Life              10,650
                           Insurance Company deposit
                           administration group annuity
                           contract in 18 transactions

(B)                      Purchases of 197,160 shares of American      9,551
                           General Corporation common stock in
                           16 transactions

(B)                      Sales of 177,187 shares of American          8,214
                           General Corporation common stock in
                           13 transactions at a gain of $4,247


(B)                      Distributions of 40,650 shares of            1,917
                           American General Corporation common
                           stock to various individuals who
                           withdrew from or terminated
                           participation in the Plan in 14
                           transactions at a gain of $992


(A) Reportable transactions are transactions or series of transactions in excess of five percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations.

(B)  Parties  involved are not  presented, as permitted  by Section 2520.103-6
     (d)(1)(i) of the Department of Labor's Rules and Regulations.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

LOANS IN DEFAULT

FOR THE YEAR ENDED DECEMBER 31, 1997

In whole dollars


                       Original      Amount Received           Unpaid
Indentity             Amount of    during Reporting Year:     Balance at
Of obligor*              Loan      Principal    Interest     End of Year

Beatty, Brian          $ 1,400      $  -        $ -           $ 1,069
Brown, Jody              3,700         -          -             3,388
Browning, Carl           1,000         -          -               816
Campbell, Cheryl         1,000         -          -               667
Carlen, Beverly          1,252         -          -             1,140
Coleman, Leslie          1,500        26          6             1,474
Eagan, Kevin            29,464       381         93            29,083
Gantt, Susanne           1,900         -          -             1,579
Gudgel, Hazel            1,000         -          -               145
Ivandick, Deloris        1,140         -          -               793
Langenfield, Mark        7,214         -          -               689
Large, Kelly             1,245         -          -             1,202
McLaughlin, Susan        1,300         -          -                54
Peters, James            1,000         -          -               298
Phillips, Margaret       3,150         -          -             2,900
Rainford, Eleanor        1,000         -          -               597
Romanski, Deborah        2,200         -          -             1,770
Steckel, Suzanne         1,175         -          -             1,134
Watson, Karen            1,500       198         29             1,302
Webb, Lisa                 992        83         12               909




*Tax statements to be issued to participants with loans in default

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

LOANS IN DEFAULT

FOR THE YEAR ENDED DECEMBER 31, 1997

In whole dollars



  Loan            Interest                          Amount Overdue:
 Issued             Rate        Defaulted        Principal     Interest

 7/31/94            9.00%        3/31/97          $ 1,069        $ 24
11/30/95           10.50         3/31/97            3,388          89
 5/31/93            9.50         3/31/97              816          19
 8/31/94            9.00         3/31/97              667          15
 2/28/96           11.09         3/31/97            1,140          32
 3/28/97            9.25         8/15/97            1,474          34
 1/31/97            9.25         6/15/97           29,083         673
 9/30/94            9.00         3/31/97            1,579          36
11/30/93            9.00         3/31/97              145           3
 3/31/94            9.00         3/31/97              793          18
 8/31/95           10.29         6/15/97              689          18
 7/31/96           11.25         3/31/97            1,202          34
 1/31/95           10.00         4/15/97               54           1
 6/30/93            9.50         3/31/97              298           7
 8/31/93           11.25         3/31/97            2,900          82
 2/28/94            9.00         3/31/97              597          13
10/31/94            9.00         3/31/97            1,770          40
 4/30/96           11.15         3/31/97            1,134          32
 1/31/97            9.25        10/15/97            1,302          30
 1/31/97            9.25         8/15/97              909          21

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the American General Employees' Thrift and Incentive Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                AMERICAN GENERAL EMPLOYEES'
                                                THRIFT AND INCENTIVE PLAN




June 26, 1998                                   ELLEN H. MASTERSON
                                                Ellen H. Masterson, Member of
                                                the Administrative Board

                                   Appendix

                        Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statements (Nos. 33-39200 and 333-13407) pertaining to the American General Employees' Thrift and Incentive Plan of our report dated June 19, 1998, with respect to the financial statements and schedules of the American General Employees' Thrift and Incentive Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                                             ERNST & YOUNG LLP



Houston, Texas
June 26, 1998